Q1 2007
Quarterly Report to Shareholders
For the Three Months Ended
March 31, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS
The following management discussion and analysis is as of May 9, 2007 and should be read in conjunction with the unaudited interim consolidated financial statements of JED Oil Inc. (“JED”) for the three months ended March 31, 2007 and 2006, other financial information included in this quarterly report and with the MD&A and the audited consolidated financial statements of JED Oil Inc. (”JED” or the “Company”) for the years ended December 31, 2006 and 2005, together with accompanying notes. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), can be found on the SEDAR website at www.sedar.com.
Discussion with regard to JED’s 2007 outlook is based on currently available information. All amounts are stated in United States dollars except where otherwise indicated. The financial data presented below has been prepared in accordance with United States generally accepted accounting principles (GAAP). The reporting currency is the United States dollar and the functional currency is the Canadian dollar.
The term barrels of oil equivalent (BOE) may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 thousand cubic feet (mcf) equals 1 barrel (bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversion in this report are derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This interim report includes forward looking statements. All statements other than statements of historical facts contained in this interim report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described elsewhere in this MD&A.
Other sections of this MD&A may include additional factors, which could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.
We undertake no obligation to update publicly or revise any forward-looking statements except as required by law. Furthermore, the forward-looking statements contained in this interim report are made as of the date of this report, and we undertake no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise except as required by law. The forward-looking statements in this interim report are expressly qualified by this cautionary statement.

GOING CONCERN UNCERTAINTY
The consolidated financial statements have been prepared on a going concern basis which assumes that JED Oil Inc. (the “Company” or “JED”) will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.
The Company has incurred a net loss of $3,456,047 for the quarter ended March 31, 2007 but realized a positive cash flow from operations of $817,152. For the year ended December 31, 2006 the Company incurred a net loss of $74,152,821 and realized a negative cash flow from operating activities of $4,927,696. At March 31, 2007, the Company had a working capital deficiency of $46,636,614 (December 31, 2006 — $3,033,553) and a stockholder’s deficiency of $46,327,484 (December 31, 2006 - $42,250,864). The Company requires additional funds to maintain operations and discharge liabilities as they become due, as further discussed below. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.
Subsequent to the quarter end, the Company settled a contract for drilling services that resulted in a loss of $1,931,327 and a payment by the drilling contractor of an equal amount in cash. The loss has been recorded in the quarter. As at December 31, 2006, the Company recorded significant non-cash write-downs of its oil and gas assets totaling $49,570,895 relating to impairments of Canadian assets and $16,444,640 relating to impairments of U.S. assets. This has contributed to substantial losses and an accumulated deficit of $89,338,950 at March 31, 2007. These write-downs do not have an immediate cash flow effect, however, they do reflect the ability of the underlying assets to produce cash flow in the future based on current year-end pricing for oil and gas. Management anticipates that cash flow generated by operations from these assets over the remaining term of the Convertible Notes Payable and the Convertible Preferred Shares Payable will not meet the amount required to repay these obligations as they become due. Therefore, the Company has recently offered many of the Company’s oil and gas assets for sale with a plan to re-invest the proceeds into new drilling activity in order to create additional value and cash flow. Additionally, management has been actively responding to these issues by cutting costs where possible including reducing staff. A rationalization of the assets has yielded sales which have been used to pay down liabilities incurred to develop the assets.
The Convertible Notes Payable and Convertible Preferred Shares outstanding are due to be repaid February 1, 2008 unless they are converted to common shares. The conversion price for the shares is in excess of the current market share price. Therefore the Company will require the support of the Note holders and Preferred Shareholders to continue as a going concern.
The outcome of these matters is dependant on factors outside of the Company’s control and cannot be predicted at this time.
These consolidated financial statements do not include any adjustments relating to the recoverability or classification of assets or the amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTIFICATION OF NON-COMPLIANCE
Subsequent to the quarter end, the Company has received notification from the American Stock Exchange (“AMEX”) that at December 31, 2006, the Company was not in compliance with Section 1003(a)(i) of the AMEX Company Guide. This section requires that a listed company must have either $2,000,000 in shareholders’ equity or not have sustained losses from continuing operations or net losses in two out of three of its most recent fiscal years. JED will submit a detailed plan to AMEX by May 22, 2007 (extended from May 14, 2007) outlining the steps it has taken and will take to bring the Company back into compliance no later than October 13, 2008. The plan is subject to the approval of the AMEX Listings Qualifications Department and upon such approval the Company will continue its listing during the plan period of up to 18 months, subject to periodic review. In the event that JED did not submit a plan; the plan is not approved; the Company does not make progress towards compliance consistent with its approved plan, or is not in compliance at the end of the plan period, the Company may be subject to delisting proceedings by AMEX. Compliance may be achieved through JED either showing profits from continuing operations and a net profit for fiscal 2007 or by increasing shareholders’ equity to at least $2,000,000.
OVERVIEW
The Company’s production for the first quarter of 2007 averaged 914 barrels of oil equivalent per day (boe/d) (Q1 2006 — 1,250). Exit production for the quarter was 1150 boe/d compared to 3,000 boe/d in the same period in 2006. Capital programs during the first quarter of 2007 related primarily to the completion of a well in the West Ferrier area of Alberta resulting in a producing natural gas well and the drilling of a well in the Hines Creek area in North West Alberta which was a dry hole and subsequently abandoned. In comparison, the Company had a significantly larger capital program in the same period of 2006 with a significant increase in exit production. The newly completed Ferrier well was placed on production on March 24, 2007.
Decreases in revenue are due to a decrease in production as a result of asset sales, an asset swap, and normal production declines. Cash flow from operations was significantly lower in the first quarter of 2007 versus the same period in 2006 due to the decrease in revenue resulting from lower production volumes and lower average prices than in the same period in 2006. Operating costs were significantly lower during the first quarter of 2007 than in the same period in 2006. The swap transaction exchanged higher cost properties for interests in assets that the Company already had an interest in, allowing the Company to obtain a 100% interest in a large portion of the Ferrier area in Alberta which resulted in the lower overall costs and an elimination of third party fees.
SELECTED QUARTERLY INFORMATION
(in thousands, except per share data)

	Three Months Ended March 31
	2007	2006	Change

Revenue, before royalties	$3,324,668	$4,637,898	-28%
Cash provided by operations	$817,152	$6,567,219	-87%
Net loss applicable to common stockholders	($4,017,023)	($22,095)	-18,082%
Net loss per share — basic	($0.27)	$0.00	-100%
Net loss per share — diluted	($0.27)	$0.00	-100%
Preferred share dividends — per share	$0.34	$0.00	-100%
Capital expenditures	$3,206,001	$29,952,252	-89%
Working capital deficiency	($46,636,614)	($3,033,553)	-49%
Total assets	$34,673,891	$36,015,655	-63%
Total long-term liabilities	$29,384,950	$78,266,519	36%

OPERATIONS SUMMARY
(in thousand’s, except percentages and per share data)

	Three Months Ended March
	31
	2007	2006	Change

Exit production rate (boe/d)	1,150	3,000	-62%

Petroleum and natural gas revenues	$3,324,668	$4,637,898	-28%

Average sales volumes (boe/d)	914	1,250	-27%

Net loss	($3,456,047)	($22,095)	-15,542%

Net loss per share, basic	($0.23)	$0.00	-100%

Average number of common shares outstanding — basic	14,967,354	14,677,563	2%

Average price for oil and natural gas liquids (US$/bbl)	$39.79	$44.06	-10%

Average price for natural gas (US$/mcf )	$6.78	$6.46	5%

Operating costs per boe	$4.94	$10.24	-52%

General and administrative expenses per boe (excluding stock option expense)	$12.80	$7.01	83%

        .
PRODUCTION AND REVENUE
(in thousand’s except for percentages, volumes and per unit amounts)

	Three Months Ended March
	31
	2007	2006	Change

Production
Crude oil and natural gas liquids (bbl/d)	257	587	-56%
Natural gas (mcf/d)	3,942	3,978	-1%

Oil equivalent (BOE/d)	914	1,250	-27%

Production Revenue
Crude oil and natural gas liquids	$920,242	$2,326,361	-60%
Natural gas (mcf/d)	$2,404,426	$2,311,537	4%

Production revenue	$3,324,668	$4,637,898	-28%

Average Prices
Crude oil and natural gas liquids ($/bbl)	$39.79	$44.06	-10%
Natural gas ($/mcf)	$6.78	$6.46	5%

Oil equivalent ($/BOE)	$40.42	$41.23	-2%

The decrease in petroleum and natural gas production of 27% includes a 1% decrease in natural gas production and a 56% decrease in crude oil and natural gas liquids production. The decreases were a result of asset sales, an asset swap, and normal operating declines. Revenue decreases, in total were similar but were primarily due to changes in crude oil and natural gas liquids pricing and the production changes referred to above.
The Company currently has no derivative financial or physical delivery contracts in place.

ROYALTIES
(in thousand’s except per unit amounts)

	Three Months Ended March 31
	2007		2006
	$	$/BOE	$	$/BOE

Royalties	$547,446	$6.66	$811,185	$7.21

As a percentage of petroleum and natural gas revenues	16%		17%

Gross royalties, on a barrel of oil equivalent basis, have decrease by 6% from the first quarter of 2006 to the current quarter. The assets retained by the Company after the asset swap and sales are mostly based in Alberta, where there are fewer freehold and other royalties. This has essentially offset the increase due to the termination, effective January 1, 2007, of the Alberta Royalty Tax Credit program.
The lower crude oil and natural gas liquids commodity prices attracted a lower royalty per BOE.
PRODUCTION EXPENSES
(in thousand’s except for percentages and per unit amounts)

	Three Months Ended
	March 31
	2007	2006	Change

Production expenses	$387,280	$1,152,186	-66%

Production expenses per boe	$4.71	$10.24	-52%

Production expenses decreased dramatically from the first quarter of 2006 to the same period in 2007. As previously discussed, the consolidation of working interests and disposal of higher cost properties through the swap transaction has resulted in savings due to the elimination of third party charges
GENERAL AND ADMINISTRATIVE EXPENSES
(in thousand’s except for percentages and per unit amounts)

	Three Months Ended March 31
	2007	$/BOE	2006	$/BOE

General and administrative expenses, excluding stock option expense	$1,053,151	$12.80	$718,209	$7.01

Gross General and administrative expenses (“G&A”), before overhead recoveries and capitalized G&A were relatively at the same level in the first quarter of 2007 as compared to the first quarter of 2006. However, the Company did not have a similar level of recovery of costs from third parties as it had in 2006 due to the termination the Company’s relationship with Enterra. The general and administrative costs during the first quarter of 2007 included transitional costs as the Company reduced staff and moved it’s offices to Didsbury, Alberta.
We anticipate much lower general and administrative expenses in the remaining quarters of 2007 once the costs of restructuring the Company are past us. In the fourth quarter of 2006, the Company started a plan to reduce expenses due to poor drilling results and the subsequent deterioration of the financial position of the Company.
DEFERRED FINANCING COSTS
Costs incurred in the issuance of debt are capitalized and amortized over the life of the debt instrument.

FOREIGN EXCHANGE
The total foreign exchange loss for the current quarter was $20 thousand down from $46 thousand in the first quarter of 2006. The losses are attributable to the translation during the period of foreign currency denominated monetary balance sheet accounts except preferred share balances. A gain of $233 thousand on the Preferred Share amounts in the first quarter of 2007 is shown as an adjustment in calculating the net loss applicable to common shareholders. The impact of revaluing redeemable convertible preferred shares is recorded in stockholders’ equity.
DEPLETION, DEPRECIATION AND ACCRETION
Depletion is determined on the unit-of-production method based on estimated proved reserves at constant prices and costs as determined by independent engineers. Costs of unproven properties, seismic and undeveloped land, net of impairments, are excluded from the depletion calculation and future capital costs associated with proved undeveloped reserves are included.
The decrease in depletion, depreciation, and accretion in the first quarter of 2007 of 48% from the same period in 2006 is a result of production differences explained previously and large ceiling test write-downs that were taken by the Company during the third and fourth quarters of 2006. These write-downs reduced the value of costs included in the depletion calculation thereby reducing the expense provision.
INTEREST EXPENSE
Interest expense for the first quarter of 2007 is substantially higher than in the same period in 2006. The Company issued additional convertible notes in June 2006.
Interest incurred in the first quarter of 2007 amounted to $1.16 million compared to $0.54 million in the first quarter of 2006.
INCOME TAXES
The Company has recorded no current or future income taxes for the first quarter of 2007. In the first quarter of 2006, the Company had recorded a deferred tax recovery of $1.1 million which was reversed later in the year due to subsequent determination of uncertainty regarding its recoverability.
NET LOSS
(in thousand’s except for per share amounts)

	Three Months Ended March 31
	2007	2006

Net loss applicable to common shareholders	($4,017,023)	($22,095)
Net loss — per basic share	($0.27)	$0.00
Net loss — per diluted share	(0.27)	$0.00
Weighted average shares outstanding — basic	14,967,354	14,677,563
Weighted average shares outstanding — diluted	14,967,354	14,677,563

Net loss applicable to common shareholders increased by $4.0 million from a $22 thousand net loss in the first quarter of 2006 to a loss of $4.02 million in the same period in 2007. A loss of $1.9 million regarding the settlement of the drilling contract and deposit plus the production and revenue declines were primarily responsible for the change.

LIQUIDITY AND CAPITAL RESOURCES
The Company continues to face a going concern uncertainty. Presently, the Company has a working capital deficiency, as well as a shareholder’s deficiency as a result of operations. The Company’s bank, through which the Company has a $16 million revolving loan facility, reduced from $18 million previously, the result of asset sales. The Company’s long-term debt and convertible redeemable preferred shares mature on the first of February, 2008. Cash flows from existing assets, as projected, will not meet the amounts necessary to repay these obligations as they become due. The Company is considering plans in order to create more value and cash flow.
At March 31, 2007 the Company had a working capital deficiency of $46.5 million compared to $3.0 million at December 31, 2006.
Subsequent to quarter end, the Company terminated drilling contracts and reached a settlement on the outstanding drilling advance. The Company received cash in the amount of Cdn$2,263,650 and all commitments related to the agreements were cancelled.
The Company has undiscounted future development costs of $3.8 million associated with the development of the Company’s proved non-producing and proved undeveloped properties, as estimated by the independent engineers. Should the Company not fulfill its future development obligations, the amount and value of the Company’s proved reserves could be reduced.
RELATED PARTY TRANSACTIONS
On January 1, 2006, the Company entered into a Joint Services Agreement with JMG, a public company with common directors. Under the terms of that agreement the Company provided certain general and administrative services to JMG.
During the quarter ended March 31, 2007, the Company entered into the following transactions with JMG:
- JED charged JMG $200,588 in capital expenditures and $73,946 in operating costs for wells operated by JED where JMG was a joint venture partner.
In connection with these transactions the total amount receivable from JMG at March 31, 2007 was $1,438,653 (December 31, 2006 — $1,426,102).
OUTSTANDING SHARE DATA
As of March 31, 2007, there are 14,967,659 common shares outstanding, 1,275,000 stock options outstanding, 274,000 share purchase warrants outstanding, 2,515,003 common shares reserved for issuance upon conversion of the convertible redeemable notes, and 1,797,498 common shares reserved for issuance upon conversion of the convertible redeemable preferred shares.

IMPACT OF NEW ACCOUNTING POLICIES
Accounting for Uncertainty in Income Taxes
In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Company recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit. The Company has evaluated the impact FIN 48 and has determined that no adjustment is required to its consolidated financial statements.
Fair Value Measurements
In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (“FAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. The Company is currently evaluating the impact that FAS 157 will have on its consolidated financial statements.
The Fair Value Option for Financial Assets and Financial Liabilities
In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115”, (“FAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is expected to expand the use of fair value measurement. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. The Company is currently evaluating the impact that FAS 159 will have on its consolidated financial statements.
ADDITIONAL INFORMATION
Additional information relating to the Company is filed on SEDAR and can be viewed at www.sedar.com or by contacting the Company at Box 1420, 1601 15th Avenue, Didsbury, Alberta, T0M 0W0. Information is also available on the Company’s website at www.jedoil.com.

Unaudited Interim Consolidated Financial Statements
JED Oil Inc. and Subsidiary
March 31, 2007
(In United States Dollars)

JED Oil Inc. and Subsidiary
CONSOLIDATED BALANCE SHEETS
(In United States Dollars)
(see Going Concern Uncertainty — note 1)

As at	March 31	December 31
(unaudited)	2007	2006
	$	$

ASSETS
Current
Cash and cash equivalents	145,306	565,266
Accounts receivable	3,144,408	3,989,508
Prepaid expenses	251,444	60,045
Due from JMG Exploration, Inc [note 8]	1,438,653	1,426,102

	4,979,811	6,040,921

Drilling advance [note 3]	1,958,344	3,881,430
Deferred financing costs	1,316,177	1,692,126

Property and equipment [note 4]
Oil and gas, on the basis of full cost accounting:
Proved properties	113,230,439	109,875,650
Other	954,573	435,269

	114,185,012	110,310,919
Less: accumulated depletion and depreciation	(87,765,453)	(85,909,741)

	26,419,559	24,401,178

	34,673,891	36,015,655

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current
Accounts payable	4,315,771	3,714,359
Preferred share dividends payable	719,000	729,501
Accrued capital liabilities	2,408,180	1,821,539
Accrued other liabilities	603,231	1,333,222
Revolving loan	3,492,959	1,475,853
Convertible note payable with a face value of $40,240,000	40,077,284	—

	51,616,425	9,074,474

Convertible note payable with a face value of $40,240,000	—	40,031,999
Asset retirement obligations [note 5]	1,237,466	1,185,968

	1,237,466	50,292,441

Convertible redeemable preferred shares	28,147,484	27,974,078

Stockholders’deficiency
Share capital [note 6]
Common stock — no par value; unlimited authorized; 14,967,659 shares issued and outstanding at March 31, 2007, and 14,965,826 shares issued and outstanding at December 31, 2006	34,985,296	34,980,833
Additional paid-in capital	2,004,064	1,829,001
Share purchase warrants	948,679	948,679
Accumulated deficit	(89,338,950)	(85,321,927)
Accumulated other comprehensive income	5,073,427	5,312,550

	(46,327,484)	(42,250,864)

	34,673,891	36,015,655

The accompanying notes to the consolidated financial statements are an integral part of this statement.

JED Oil Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF OPERATIONS
(In United States Dollars)

For the three months ending March 31	2007	2006
(unaudited)	$	$

Revenue
Petroleum and natural gas	3,324,668	4,637,898
Royalties, net of Alberta Royalty Tax Credit	(547,446)	(811,185)

	2,777,222	3,826,713
Interest and other income	66,954	64,933

	2,844,176	3,891,646

Expenses
Production	387,280	1,152,186
General and administrative [notes 7]	1,184,448	933,131
Amortization of deferred financing costs	385,924	—
Foreign exchange loss	20,241	45,709
Depletion, depreciation and accretion [note 4]	1,233,974	2,354,553
Interest on convertible note payable and revolving loan	1,157,029	542,821
Loss on settlement of drilling contract [note 3]	1,931,327	—

	6,300,223	5,028,400

Net loss before income taxes	(3,456,047)	(1,136,754)

Deferred tax recovery	—	1,114,659

Net loss for the period	(3,456,047)	(22,095)

Less: Preferred dividends to preferred shareholders	620,679	—
Amortization of preferred share issue costs	173,406	—
Foreign exchange gain on preferred shares	(233,109)	—

Net loss applicable to common shareholders	(4,017,023)	(22,095)

Net loss for the period per common share [note 6(a)]
- basic	(0.27)	0.00
- diluted	(0.27)	0.00

The accompanying notes to the consolidated financial statements are an integral part of this statement.

JED Oil Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In United States Dollars)

For the three months ending March 31	2007	2006
(unaudited)	$	$

OPERATIONS
Net loss	(3,456,047)	(22,095)
Adjustments to reconcile net loss to cash flows from operating activities:
Foreign exchange loss	20,241	45,709
Stock-based compensation	131,297	214,922
Amortization of deferred financing costs	385,924	—
Depletion, depreciation and accretion	1,233,974	2,354,553
Deferred tax recovery	—	(1,114,659)
Loss on settlement of drilling contract	1,931,327	—
Accretion of debt discount on convertible note payable	45,314
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	845,099	(2,316,810)
Increase in prepaid expenses	(191,399)	(260,672)
Decrease in due from Enterra Energy Trust	—	2,467,725
Increase (decrease) in accounts payable and accrued liabilities	(128,578)	4,897,830

Cash provided by operating activities	817,152	6,567,219

FINANCING

Issue of common shares, net of related costs	—	351,140
Increase in revolving loan	2,017,105	11,413,882
Preferred share dividends	(626,717)	—

Cash used in financing activities	1,390,388	11,765,022

INVESTING
Decrease in loan to Enterra Energy Trust	—	6,861,054
Decrease (increase) in due from JMG Exploration Inc.	(12,551)	300,716
Decrease in drilling advance (note 3)	—	107,878
Purchase of property and equipment, net	(3,206,001)	(29,952,252)
Increase in accrued capital liabilities	586,642	—

Cash used in investing activities	(2,631,910)	(22,983,320)

Effect of foreign exchange on cash and cash equivalents	4,410	284,997

Net decrease in cash and cash equivalents	(419,960)	(4,366,082)
Cash and cash equivalents, beginning of period	565,266	4,451,419

Cash and cash equivalents, end of period	145,306	85,337

During the three month period ending March 31, 2007 the Company paid cash interest of $1,128,569 (2006 — $NIL) on the convertible note, cash interest of $28,459 (2006 — NIL) on the revolving loan, cash interest of $NIL (2006 — $526,675) on long-term debt and paid no cash taxes.
The accompanying notes to the consolidated financial statements are an integral part of this statement.

JED Oil Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIENCY
(In United States Dollars)

For the three months ended March 31, 2007
(unaudited)	Shares	Amount
		$

Common stock
Balance, December 31, 2006	14,965,826	34,980,833
Shares issued upon conversion of preferred share dividends	1,833	4,463

Balance, March 31, 2007	14,967,659	34,985,296

Additional paid-in capital

Balance, December 31, 2006		1,829,001
Stock-based compensation on issued stock options		175,063

Balance, March 31, 2007		2,004,064

Share purchase warrants

Balance, December 31, 2006 and March 31, 2007		948,679

Deficit

Balance, December 31, 2006		(85,321,927)
Net loss		(3,456,047)
Less: Preferred share dividends		(620,679)

Less: Amortization of preferred share issue costs		(173,406)

Add: Foreign exchange gain on preferred shares		233,109

Balance, March 31, 2007		(89,338,950)

Accumulated other comprehensive income

Balance, December 31, 2006		5,312,550
Foreign exchange translation adjustment		(239,123)

Balance, March 31, 2007		5,073,427

The accompanying notes to the consolidated financial statements are an integral part of this statement.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In United States Dollars)

For the three months ended March 31	2007	2006
(unaudited)	$	$

Net loss	(3,456,047)	(22,095)

Other comprehensive income (loss)
Foreign exchange translation adjustment	(239,123)	284,997

Comprehensive income (loss)	(3,695,170)	262,902

The accompanying notes to the consolidated financial statements are an integral part of this statement.

JED Oil Inc. and Subsidiary
1. GOING CONCERN UNCERTAINTY
The consolidated financial statements have been prepared on a going concern basis which assumes that JED Oil Inc. (the “Company” or “JED”) will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.
The Company has incurred a net loss of $3,456,047 for the quarter ended March 31, 2007 but realized a positive cash flow from operating activities of $817,152. For the year ended December 31, 2006 the Company incurred a net loss of $74,152,821 and realized a negative cash flow from operating activities of $4,927,696. At March 31, 2007, the Company had a working capital deficiency of $46,636,614 (December 31, 2006 — $3,033,553) and a stockholder’s deficiency of $46,327,484 (December 31, 2006 — $42,250,864). The Company requires additional funds to maintain operations and discharge liabilities as they become due, as further discussed below. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.
Subsequent to the quarter end, the Company settled a contract for drilling services that resulted in a loss of $1,931,327 and a payment by the drilling contractor of an equal amount in cash. The loss has been recorded in the quarter. As at December 31, 2006, the Company recorded significant non-cash write-downs of its oil and gas assets totaling $49,570,895 relating to impairments of Canadian assets and $16,444,640 relating to impairments of U.S. assets. This has contributed to substantial losses and an accumulated deficit of $89,338,950 at March 31, 2007. These write-downs do not have an immediate cash flow effect, however, they do reflect the ability of the underlying assets to produce cash flow in the future based on current year-end pricing for oil and gas. Management anticipates that cash flow generated by operations from these assets over the remaining term of the Convertible Note Payable and the Convertible Redeemable Preferred Shares will not meet the amount required to repay these obligations as they become due. Therefore, the Company has recently offered many of the Company’s oil and gas assets for sale with a plan to re-invest the proceeds into new drilling activity in order to create additional value and cash flow. Additionally, management has been actively responding to these issues by cutting costs where possible including reducing staff. A rationalization of the assets has yielded sales which have been used to pay down liabilities incurred to develop the assets.
The Convertible Note Payable and Convertible Redeemable Preferred Shares outstanding are due to be repaid February 1, 2008 unless they are converted to common shares. The conversion price for the shares is in excess of the current market share price. Therefore the Company will require the support of the Note holders and Preferred Shareholders to continue as a going concern.
The outcome of these matters is dependant on factors outside of the Company’s control and cannot be predicted at this time.
These consolidated financial statements do not include any adjustments relating to the recoverability or classification of assets or the amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern.
Subsequent to the quarter-end, the Company received notification from the American Stock Exchange (“AMEX”) that at December 31, 2006, the Company was not in compliance with Section 1003(a)(i) of the AMEX Company Guide (see note 14).
2. NATURE OF OPERATIONS
These interim consolidated financial statements and have been prepared by the Company without audit pursuant to the rules and regulations of the Securities and Exchange Commission, and reflect all adjustments which, in the opinion of management, are necessary for a fair statement of the results for the interim periods, on a basis that is consistent with the annual audited financial statements. All such adjustments are of a normal recurring nature. Certain information, accounting policies, and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the audited consolidated financial statements and the summary of significant accounting policies and notes thereto included in the Company’s audited consolidated financial statements for the year ended December 31, 2006.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.
JED Oil Inc. (“JED” or the “Company”) is an independent energy company that explores for, develops and produces natural gas, crude oil and natural gas liquids in Canada and the United States.
The Company’s future financial condition and results of operations will depend upon prices received for its oil and natural gas production and the costs of finding, acquiring, developing and producing reserves. Prices for oil and natural gas are subject to fluctuations in response to change in supply, market uncertainty and a variety of other factors beyond the Company’s control. These factors include worldwide political instability, the foreign supply of oil and natural gas, the price of foreign imports, the level of consumer demand, and the price and availability of alternative fuels.
3. DRILLING ADVANCE
On July 27, 2005, the Company entered into a Loan Agreement and Promissory Note with an arms length party whereby the Company advanced the party Cdn$5,000,000 (US$4,288,165) for the construction of drilling equipment. In return for the note, the Company was to be provided with five dedicated drilling rigs for a period of three years. The advance was to be repaid to the Company through payment from a portion of the drilling rigs daily charges from the date of rig delivery until paid in full. The note was secured by a General Security Agreement over all assets of the third party, bore no interest and had no set repayment schedule.
On May 3, 2007 the loan agreement was cancelled and settled with a cash payment due from the arms length party of Cdn$2,263,650 and the remaining balance owing was written off (Cdn$2,263,650) as at March 31, 2007. As a result of the termination of the agreements, no further obligations exist with respect to the Loan Agreement, Promissory Note, and daywork agreements on drilling rigs.
4. PROPERTY AND EQUIPMENT

	March 31,	December 31,
	2007	2006
	$	$

Petroleum and natural gas properties	113,230,439	109,875,650
Other	954,573	435,269

	114,185,012	110,310,919
Accumulated depletion and depreciation	(87,765,453)	(85,909,741)

	26,419,559	24,401,178

During the three months ending March 31, 2007, $244,624 (2006 — $293,099) of general and administrative costs and $44,378 (2006 — $NIL) of stock-based compensation costs were capitalized to petroleum and natural gas properties.
At March 31, 2007, the Company did not have any unproved property and seismic costs and therefore none were excluded from the depletion calculation (December 31, 2006 — $NIL).

5. ASSET RETIREMENT OBLIGATION
The Company’s asset retirement obligation is based on the Company’s net ownership in wells. The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of the oil and gas properties:

$

Asset retirement obligation, December 31, 2006	1,185,968
Liabilities incurred
- Properties drilled during the year	29,907
Accretion expense	21,591

Asset retirement obligation, March 31, 2007	1,237,466

6. SHARE CAPITAL
Net loss per common share
A reconciliation of the components of basic and diluted net loss per common share is presented in the table below:

		Weighted
		Average
	Loss	Shares	Per Share

Basic and diluted
Loss attributable to common stock	$(4,017,023)	14,967,354	$(0.27)

For the three months ended March 31, 2007, all of the Company’s outstanding convertible redeemable preferred shares and notes, stock options and warrants have an anti-dilutive effect on per common share amounts and therefore have been excluded from the calculation of the diluted loss per share.
Stock options
The following summarizes information concerning outstanding and exercisable stock options:

	Number of options	Weighted average exercise price

Balance, December 31, 2006	1,382,500	$4.95
Granted	110,000	$3.50
Cancelled	(217,500)	$6.14

Balance, March 31, 2007	1,275,000	$5.24

Exercisable at March 31, 2007	492,500	$6.28

The following table summarizes the stock options outstanding at March 31, 2007

Exercise		Weighted average remaining	Stock
prices	Stock Options Outstanding	contractual life (years)	Options Exercisable

$3.50	835,000	4.7	180,000
$5.50	280,000	1.8	255,000
$11.15	30,000	2.6	15,000
$16.72	52,500	3.0	15,000
$18.45	30,000	3.2	10,000
$25.59	2,500	3.5	2,500
$25.70	15,000	3.5	5,000
$26.69	30,000	3.4	10,000

	1,275,000		492,500

The 1,275,000 stock options outstanding at March 31, 2007 vest over a three-year period from the grant date in equal amounts and expire at various dates between 2009 and 2012. The Company has a total of 1,275,000 stock options reserved for issuance under the Stock Option Plan.
7. STOCK-BASED COMPENSATION
The fair value of stock options granted during the three month period ended March 31, 2007 is estimated to be $195,832 (2006 — $141,664) using the Black-Scholes option pricing model and the following weighted average assumptions as at the date of grant:

	For the three months ended March 31
	2007	2006

Risk-free interest rate	4.17%	4.06%
Expected life (years)	5.0	5.0
Contractual life (years)	5.0	5.0
Expected volatility	119%	50%
Estimated forfeitures	20%	30%
Expected dividend yield	Nil	Nil
The estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis. Stock based compensation expense for the three months ended March 31, 2007 of $131,297 (2006 -$214,922) was included in the Consolidated Statement of Operations and $44,378 (2006 — $71,641) was capitalized as part of Property and Equipment.
8. RELATED PARTY TRANSACTIONS
On January 1, 2006, the Company entered into a Joint Services Agreement with JMG. Under the terms of that agreement the Company provided certain general and administrative services to JMG on a grossed-up cost basis.
During the quarter ended March 31, 2007, the Company entered into the following transactions with JMG:
•	JED charged JMG $200,588 in capital expenditures and $73,946 in operating costs for wells operated by JED where JMG was a joint venture partner.
In connection with these transactions the total amount receivable from JMG at March 31, 2007 $1,438,653 (December 31, 2006 — $1,426,102).

9. FINANCIAL INSTRUMENTS
(a) Fair value of financial assets and liabilities
At March 31, 2007, the Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, due from JMG Exploration Inc. preferred share dividends payable, revolving loan and convertible notes payable. The convertible notes are carried in the accounts of the Company at their face value of $40,240,000 less a debt discount net of amortization. Interest on the convertible notes is paid at a rate of 10% per annum on a quarterly basis. The convertible notes come due at February 1, 2008. Since the convertible notes are not listed on a public market and cannot be traded, it is not practicable to estimate their market value.
(b) Concentration of credit risk
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, and accounts receivable. At March 31, 2007, the Company had all of its cash and cash equivalents with one banking institution. The Company mitigates the concentration risk associated with cash deposits by only depositing material amounts of funds with major banking institutions. Concentrations of credit risk with respect to accounts receivable are the result of joint venture operations with oil and gas industry partners and are subject to normal industry credit risks. The Company routinely assesses the credit of joint venture partners to minimize the risk of non-payment.
(c) Interest rate risk
At March 31, 2007, the interest rate risk exposure relates only to the revolving loan.
(d) Foreign currency risk
Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company’s operating and financial results. The Company is exposed to foreign currency risk as the Company holds cash and cash equivalents on hand, convertible redeemable notes payable, and convertible redeemable preferred shares that are denominated in United States currency.
No forward foreign currency exchange contracts were in place at March 31, 2007.
10. COMMITMENTS AND CONTINGENCIES
In conjunction with the Drilling Advance outlined in note 3, the Company has terminated the five separate Standard Daywork Contracts with a drilling contractor who would have supplied the Company with five drilling rigs for a period of three years. Therefore the estimated minimum contract payments at March 31, 2007 are Nil (December 31, 2006 — $17,655,000)
The Company has entered into indemnification agreements with all of its directors and officers, which provides for the indemnification and advancement of expenses by the Company. There is no pending litigation or proceeding involving any director or officer of the Company for which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification. Accordingly, no provision has been made in these financial statements under the terms of the indemnification agreements.
The Company had no derivative financial or physical delivery contracts in place at March 31, 2007 and 2006.

11. SEGMENT DISCLOSURE
In late 2005, JED commenced development activities in the states of North Dakota and Wyoming of the United States. Analysis of results by operating segment (determined by geographic location):

	Canadian	US
	Operations	Operations	Total

For the three months ending March 31, 2007
Petroleum and natural gas sales	$3,040,109	$284,559	$3,324,668
Depletion, depreciation, and accretion	$1,168,859	$65,115	$1,233,974

Net income (loss)	$(3,528,283)	$72,236	$(3,456,047)

As at March 31, 2007
Assets	$31,370,498	$3,303,393	$34,673,891
Capital expenditures	$3,073,052	$176,715	$3,249,767
12. COMPARATIVE FIGURES
Certain of the prior period amounts have been reclassified to conform with the presentation adopted in the current period.
13. NEW ACCOUNTING STANDARDS
Accounting for Uncertainty in Income Taxes
In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Company recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 were effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit. The Company has evaluated the impact of FIN 48 and has determined that no adjustment is required to its consolidated financial statements.

Fair Value Measurements
In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (“FAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. The Company is currently evaluating the impact that FAS 157 will have on its consolidated financial statements.
The Fair Value Option for Financial Assets and Financial Liabilities
In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115”, (“FAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is expected to expand the use of fair value measurement. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. The Company is currently evaluating the impact that FAS 159 will have on its consolidated financial statements.
14. SUBSEQUENT EVENTS
Subsequent to the quarter end, the Company has received notification from the American Stock Exchange (“AMEX”) that at December 31, 2006, the Company was not in compliance with Section 1003(a)(i) of the AMEX Company Guide. This section requires that a listed company must have either $2,000,000 in shareholders’ equity or not have sustained losses from continuing operations or net losses in two out of three of its most recent fiscal years. JED will submit a detailed plan to AMEX by May 22, 2007 (extended from May 14, 2007) outlining the steps it has taken and will take to bring the Company back into compliance no later than October 13, 2008. The plan is subject to the approval of the AMEX Listings Qualifications Department and upon such approval the Company will continue its listing during the plan period of up to 18 months, subject to periodic review. In the event that JED did not submit a plan; the plan is not approved; the Company does not make progress towards compliance consistent with its approved plan, or is not in compliance at the end of the plan period, the Company may be subject to delisting proceedings by AMEX. Compliance may be achieved through JED either showing profits from continuing operations and a net profit for fiscal 2007 or by increasing shareholders’ equity to at least $2,000,000.
As discussed in note 3 and note 10, subsequent to the quarter end, the Company terminated drilling contracts and reached a settlement on the outstanding drilling advance. The Company received cash in the amount of Cdn$2,263,650 and all commitments related to the agreements were cancelled.